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RECEIVED
2008 SEP 10 A 7:35

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08004822

August 28, 2008

PROCESSED
SEP 12 2008
THOMSON REUTERS

BY EMAIL AND U.S. MAIL

Elliot B. Staffin
Special Counsel
Office of International Corporation Finance,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Staffin:

I am writing on behalf of Retail Holdings N.V., a company incorporated under the laws of the Netherlands Antilles ("ReHo"). ReHo's current legal address is Schottegatweg Oost 44, Curacao, Netherlands Antilles. With reference to the "List of Foreign Issuers that have Submitted Information Under the Exemption Related to Certain Foreign Securities" (Release No. 34-51893, June 21, 2005), ReHo believes that it is the issuer referred to on such list as Singer N.V. Singer N.V. changed its name to ReHo in August 2005 (a copy of the official documents is enclosed). ReHo has filed its 12g3-2(b) material using exemption 82-5225, the number on the list for Singer is 82-34635. Due to changes in administrative staff, ReHo does not appear to have all correspondence with the Commission related to the exemption numbers and some confusion has ensued. ReHo would like to correct the Commission's records as expeditiously as possible. Please let me know what if anything ReHo needs to do in order to correct the records and which number ReHo should use in future filings. I would appreciate it if you would forward this request to the proper person.

dlw 9/10

ReHo is aware of the changes to foreign company disclosure announced in the Commission's release of August 27 and your remarks before the Commission's open meeting.

Thank you for your assistance.

Very truly yours,

Thomas H. Kennedy

cc: Amy Pappas
Retail Holdings N.V.

Mr. H.Th.M. Burgers

NOTARIS

CURAÇAO

NEDERLANDSE ANTILLEN

Upon this thirtieth day of August of the year two thousand and five, appeared before me Henri Theodoor Marie Burgers, a civil law notary, officiating in Curaçao :

Mrs. Carol Elizabeth Fleming, a proxy holder, born in Curaçao on March 24, 1954, and Mr. Jan Bootsma, a proxy holder, born in Tietjerksteradeel, The Netherlands, on January 9, 1963,

both residing in Curaçao, with office address at 62, De Ruyterkade, both acting in their capacity of proxyholder B and A respectively of the limited liability company **Curaçao Corporation Company N.V.** and in said capacity representing said company.

The appearers declared that on August 18, 2005 the general meeting of shareholders of the limited liability company **Singer N.V.**, established in Curaçao, has resolved to change the articles of incorporation of said company in the way as stated hereinafter, and by which resolution Curaçao Corporation Company N.V. was authorized to execute said resolution.

Said resolution appears from a copy that is attached to this deed.

The appearers, acting as aforesaid, declared to change the articles of incorporation of **Singer N.V.** in such a way that they will read as follows :

NAME AND DOMICILE

ARTICLE 1

1.1 The Company shall bear the name "**RETAIL HOLDINGS N.V.**"

1.2 In transactions in foreign countries, the abbreviation "N.V." may be replaced by, in English "INC." or "LTD" and in Spanish and French "S.A.".

1.3 The Company is domiciled in Curacao and may have branches and/or branch offices elsewhere.

PURPOSE

ARTICLE 2

2.1 The purpose of the Company is:

a. to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, household appliances, furniture, motorcycles, automobiles and trucks, and equipment, parts and accessories therefor throughout the world and to engage in any business related thereto;

b. to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;

c. to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;

d. to enter into and carry on any financial services business in any country including, but not limited to, consumer and agricultural financing, product financing, motor cycle and automotive financing,

leasing, securities dealing, funds management, sale of insurance, — and funds remittance, provided, however, that such services may not be of such nature that would require the Company to be subject to — the regulatory supervision by the Central Bank of the Netherlands — Antilles or any other governmental body or other agency of or in the — Netherlands Antilles; ——————————————————

e. to undertake, conduct, assist, promote or engage in any research — and development; ——————————————————
f. to organize and to own, directly or indirectly, and to operate, under — the laws of any state or other government, domestic or foreign, — corporations and other organizations; to subscribe for any securities – issued or to be issued by any such corporation or organization; and – to dissolve, liquidate, wind-up or, reorganize, merge or consolidate — any such corporation or organization; ——————————————————
g. to invest its assets in securities, including shares and other — certificates of participation and bonds, as well as other claims for — interest bearing debts, however denominated, and in any and all — forms, the borrowing of money and the issuance of evidences of — indebtedness therefor, as well as the lending of money; ——————
h. to acquire considerations paid for technical assistance; ——————
i. to invest its assets directly or indirectly in real property, to acquire, — own, hire, let, lease, rent, divide, drain, reclaim, develop, improve, — cultivate, build on, sell or otherwise alienate, mortgage or otherwise – encumber real property and to construct infrastructure work, like — roads, pipes and similar works on real estate; ——————
j. to obtain income from the disposition or grant of rights to use — copyrights, patents, designs, secret processes and formulae, — trademarks and other analogous property, from royalties (including — rentals) for the use of industrial, commercial or scientific equipment, – and from compensation or other consideration received for technical— assistance or services; ——————————————————
k to establish, participate in and manage limited liability and other — companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade; ——————————————————
l. to guarantee or otherwise secure, and to transfer in ownership, to — mortgage, to pledge or otherwise to encumber assets as security for— the obligations of the Company and for the obligations of third — parties, with or without consideration; ——————————————————
m. to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and ——————
n. to place in trust all or any of its properties, including securities. ——

2.2 The corporation is entitled to do all that may be useful or necessary for— the attainment of the above purposes or that is connected therewith in — the widest sense, including the participation in and the management of— any other venture or corporation. ——————————————————

DURATION ——————————————————

ARTICLE 3

The company shall have perpetual existence.

CAPITAL AND SHARES

ARTICLE 4

4.1 The capital of the Company consists of common shares with a par value of one United States cent (US $ 0.01) per share (the "Common Shares"). The Company shall not be authorized to issue non-voting shares. This prohibition on issuance of non-voting shares is included in these Articles of Association in compliance with Section 1123(a)(6) of the United States Bankruptcy Code.

4.2 The unissued Common Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that such consideration shall not be less than par value.

4.3 Warrants and options to subscribe for shares in the Company may also be issued to Directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company, for such consideration and on such terms as determined by the Board of Directors, which consideration may be less than the "real value" ("reele waarde"), and subject to applicable provisions of Netherlands Antilles law.

4.4 In these Articles of Association the term "Securities" shall mean warrants and options as described in the previous paragraph of this Article.

4.5 The Securities will be issued in registered form only.

4.6 Securities shall be issued as determined by the Board of Directors.

4.7 The Securities shall be entered in a register, which shall be kept by, or on behalf of, the Board of Directors for each type of Security.

4.8 The transfer of Securities is effected either by serving a deed of conveyance upon the Company, or by written acknowledgment of the transfer by the Company.

ARTICLE 5

No holder of shares of the Company shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any shares of stock or any securities convertible into or exchangeable for stock which the Company may issue.

ARTICLE 6

6.1 The Company may, with due observance of the provisions applicable thereto of these Articles of Association, acquire for its own account for a valid consideration fully paid up shares in its own capital stock and subsequently cancel them. The authority to make such acquisition and to subsequently effect such cancellation is vested in the Board of Directors, without instruction of the General Meeting of Shareholders.

6.2 The acquisition by the Company of shares in its capital that have not been fully paid up shall be void.

6.3 Fully paid up shares in the Company may be acquired by the Company only where all the following provisions have been met :

(a) the equity of the Company, less the acquisition price, is at least equal to or more than the total nominal capital; and

(b) after the acquisition of the shares by the Company at least one share with the right to vote shall remain outstanding with others other than the Company itself.

6.4 The General Meeting of Shareholders has the power to resolve to wholly or partially pay back to the shareholders the amount of the paid in capital surplus or to exempt the shareholders from their obligation to pay a capital surplus, provided that after such repayment or exemption the equity of the Company is at least equal to or more than the total nominal value of the issued capital.

6.5 The Company may not derive any rights from its treasury shares. For the purpose of determining the issued capital, such shares shall not be included as part of such capital.

ARTICLE 7

7.1 The shares shall be registered shares.

7.2 The shares shall be entered into a share register (the "Register") which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the "Registrar"). The entry shall mention the name of the shareholder, his residence or his elected domicile, the quantity of his shares, the number of the share certificate, if any, representing such shares, the date of acknowledgement or service (if applicable), the paid up value of each share and the obligation to pay a capital surplus, if any. The Register shall be regularly maintained. The Register shall not be open to inspection by third parties or shareholders, with respect to shares other than those registered in their name, except with respect to shares that have not been paid in full and except further with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar.

7.3 Every transfer and devolution of a share shall be entered in the Register and every such entry shall be signed by a Director or by the Registrar or by a transfer agent (a "Transfer Agent") designated thereto by the Board of Directors.

7.4 Share certificates for shares may be issued.

7.5 If any shareholder shall establish to the satisfaction of the Board of Directors that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Board of Directors, may include an indemnity bond issued by an insurance company) as the Board of Directors shall determine. By the issuance of the new share certificate on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void. The Board of Directors may authorize the exchange of new share certificates for mutilated share certificates. In such case the mutilated

share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate or new certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors, be charged to the shareholder.

7.6 The transfer of shares shall be effected either by serving a deed of transfer upon the Company or by written acknowledgment of the transfer by the Company, which can only take place by an annotation on the share certificate, if share certificates have been issued.

7.7 The entry in the Register provided for in paragraph 3 of this Article shall have the effect of a written acknowledgment of the transfer by the Company in the event no share certificate(s) has (have) been issued.

7.8 There are no corporate restrictions on the transfer of shares or on the establishment of restricted rights on shares. A usufructuary right or a pledge may be established on shares. Shareholders may agree voluntarily to restrict the transfer of their shares and to limit their entitlement to grant the rights of usufruct and/or pledge.

7.9 The Register shall also contain the name and address of every person who possesses a usufructuary right in respect of shares or a pledge of shares, together with the date on which the such right or pledge was acquired and the date of acknowledgement or service.

7.10 In respect of any person entered in the Register as possessing a usufructuary right in respect of shares or a pledge of shares, the register shall specify which person is entitled to vote on the shares.

7.11 Every person entered in the Register is obliged to ensure that the Company is in possession of his address.

7.12 The Board of Directors shall issue upon request to every person entered in the Register a share certificate or an extract from the Register pertaining to that person's rights in respect of shares. If a usufructuary right in respect of shares or pledge exists the extract shall specify the information referred to in paragraphs 2, 3, 9 and 10 of this Article.

7.13 The Board of Directors shall keep the Register at the office of the Company for inspection by shareholders.

7.14 Where shares, including restricted rights thereto, are held jointly the partners may choose to be represented in dealings with the Company by not more than one person whose identity is communicated to the Company in writing.

7.15 In the event of the death, grant of suspension of payment, bankruptcy, guardianship or dissolution of the matrimonial property regime of a shareholder otherwise than upon death, as well as upon the dissolution of a legal person being a shareholder and where a legal person being a shareholder ceases to exist in consequence of a legal merger, the shareholder and/or his successors is/are under the obligation to inform the Company about these events.

MANAGEMENT

ARTICLE 8

8.1 The management of the Company is commissioned to a Board of Directors, consisting of three or more Directors as determined by the Board of Directors. The Board of Directors shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Articles of Association, as from time to time amended.

8.2 The Directors are appointed by the General Meeting of Shareholders by a plurality of votes cast and may be suspended and/or removed by a General Meeting at all times. The Class I, Class II and Class III Directors serving as of the date of effectiveness of these Amended and Restated Articles of Incorporation (the "Effective Date") shall thereafter be deemed to be without Class and each term for each duly elected Director thereafter shall be a period from the date of election of such Director until the next General Meeting of Shareholders of the Company at which an election of Directors is held. Any Director who shall serve as a replacement of a predecessor Director shall complete the term of the predecessor.

8.3 In case one or more Directors are prevented from or are incapable of acting as such, the management shall be left entirely to the remaining Directors or remaining Director.

8.4. In the event of the absence or non-appearance of a Director the remaining [appointed by the Board of Directors so to act who shall forthwith call a General Meeting of Shareholders for the purpose of appointing a Board of Directors. If no such General Meeting of Shareholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least twenty-five percent (25%) of the outstanding Common Shares of the Company, but in due compliance with applicable law and only in such circumstance, may call a General Meeting of Shareholders for the purpose of appointing a Board of Directors.

ARTICLE 9

9.1 The Board of Directors may hold its meetings at such places, whether within or outside the Netherlands Antilles, as the majority of its members may from time to time determine.

9.2 Any Director may by telegram, cable or other writing appoint another Director as his proxy to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein.

9.3 A regular meeting of the Board of Directors shall be held at such place, at such time and on such notice as the Board of Directors shall determine from time to time, and a special meeting shall be held as and when the Chairman of the Board of Directors shall call the same. Notice of the time and place of a special meeting shall be given:

a. not less than ninety-six (96) hours before such meeting, by written notice mailed to each Director, or

b. not later than the calendar day immediately preceding the date of such meeting, by personal delivery, or by telephone call or by sending an e-mail, a telegram, cable or telefax to each Director.

A waiver of notice of any such meeting signed by all of the Directors, whether before, at or after the time of such meeting, shall be deemed equivalent to notice of the meeting. Each Director present at the meeting in person or by proxy shall be deemed to have waived notice of the meeting.

9.4 Directors need not be Netherlands citizens or residents of the Netherlands Antilles or shareholders of the Company.

9.5 An absolute majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the absolute majority of the Directors present, in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. In the absence of a quorum, one Director may adjourn any meeting from time to time until a quorum shall be present and no notice of the adjourned meeting need be given if the time and place are fixed at the meeting adjourned and if the period of adjournment does not exceed ten days in any one adjournment.

9.6 Meetings of the Board of Directors may be held through conference telephone calls or other communication equipment allowing all persons participating in the meeting to hear each other or through any other device permitted by then applicable law, and participation in a meeting through any such lawful device or arrangement shall constitute presence at such meeting.

9.7 When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with and resolutions can be passed with an absolute majority of the Directors then in office if such Directors shall consent in writing to such action taken or being taken with an absolute majority of the Directors then in office. Notice of such action to be taken outside a meeting should be given not less than forty-eight (48) hours before such resolution may be passed with an absolute majority of the Directors then in office.

9.8 Unless otherwise provided in these articles all resolutions to be adopted at a Meeting of the Board of Directors shall be adopted by absolute majority of the votes cast. In the event of an equality of votes, the chairman of the meeting shall have the deciding vote.

9.9 Minutes shall be kept of all Meetings of the Board of Directors, and shall be signed by the secretary and the chairman of the meeting or another person thereunto authorized by the Board of Directors.

9.10 Any resolution by the Board of Directors may be evidenced to third parties by a written statement signed by one Director.

ARTICLE 10

10.1 The Board of Directors annually shall elect or appoint the following officers: a Secretary and a Treasurer, each to serve until his successor is appointed and qualified. The Board of Directors from time to time also

may elect or appoint one or more Vice Chairmen of the Board of Directors, a President, one or more Vice Presidents (who may have such additional descriptive designations as the Board of Directors may determine), a Controller, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and any such other officers and agents as it determines proper, all of whom shall hold office during the pleasure of the Board of Directors. The same person may hold any two or more of the aforesaid offices, but no officer shall execute, acknowledge or verify an instrument in more than one capacity if such instrument is required by law or by these Articles of Association to be executed, acknowledged or verified by two or more officers. The Chairman of the Board of Directors and each Vice Chairman of the Board of Directors shall be chosen from among the Board of Directors, but the other officers need not be members of the Board of Directors.

10.2 The Company shall be represented at law and otherwise, and shall be bound with respect to third parties by :

a. those Directors authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:
   (i) Chairman; or
   (ii) Vice Chairman;
b. persons, who may but are not required to be Directors, authorized by the Board of Directors to represent the Company, who may have the following titles and occupy the following offices:
   (i) President;
   (ii) one or more Vice Presidents;
   (iii) Chief Executive Officer;
   (iv) Chief Operating Officer;
   (v) Controller;
   (vi) Treasurer; or
   (vii) Secretary.

The Board of Directors may also from time to time authorize other persons, who may or may not be Directors, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

In case of a conflict of interests between the Company and one or more Directors or officers, acting either in private or ex officio, the Company notwithstanding such conflict of interests, shall be represented as described in this paragraph.

10.3 The Board of Directors is entitled to appoint attorneys-in-fact including, without limitation, such described above, and regulate their powers and the manner in which they will represent the Company and sign for it and in general the conditions of their appointment.

10.4 The General Meeting of Shareholders may grant specific authority to the Chairman, the President or any member of the Board of Directors to

represent the Company with respect to any particular matter as specified by such General Meeting of Shareholders.

10.5 The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall, respectively, have such power and authority as the Board of Directors may from time to time grant to the holders of the offices held by them.

10.6 The Board of Directors may grant general or specific authority to additional agents or to committees, giving such agents or committees such general or limited powers or duties as it may deem appropriate.

10.7 The Board of Directors shall adopt and may amend and repeal such rules, regulations and resolutions as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company (the "By-laws"). Such rules, regulations and resolutions must be consistent with these Articles of Association.

10.8 The Directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

ARTICLE 11

11.1 The Company shall have the power to, and, shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

represent the Company with respect to any particular matter as specified by such General Meeting of Shareholders.

10.5 The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall, respectively, have such power and authority as the Board of Directors may from time to time grant to the holders of the offices held by them.

10.6 The Board of Directors may grant general or specific authority to additional agents or to committees, giving such agents or committees such general or limited powers or duties as it may deem appropriate.

10.7 The Board of Directors shall adopt and may amend and repeal such rules, regulations and resolutions as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company (the "By-laws"). Such rules, regulations and resolutions must be consistent with these Articles of Association.

10.8 The Directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

ARTICLE 11

11.1 The Company shall have the power to, and, shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

11.2 The Company shall have the power to and shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

11.3 To the extent that a Director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

11.4 Any indemnification under paragraphs 1 and 2 of this Article (unless ordered by a court) shall be made by the Company only as authorized by contract approved, or by by-laws, resolution or other action adopted or taken, by the Board of Directors or by the shareholders.

11.5 Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this paragraph.

11.6 The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a

person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

11.7 The company shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

11.8 For purposes of this Article, reference to the Company shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers, and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 12

12.1 All General Meetings of Shareholders shall be held in Curacao.

12.2 The annual General Meeting of Shareholders shall be held within nine months after the end of the preceding fiscal year on a date determined from year to year by the Board of Directors, for the purpose of appointing Directors, reporting on the course of business during the preceding fiscal year and for any other purposes required by law, and for such additional purposes as may be specified in the notice of such meeting.

12.3 Special General Meetings of Shareholders may be called at any time only upon the direction of the Chairman, the Vice Chairman, or by the vote of the Board of Directors.

12.4 Notice of General Meetings of Shareholders, whether annual General Meetings or special General Meetings, stating the time and place of the meeting, shall be given to the shareholders not less than twelve (12) days, not counting the day of the notice and the day of the General Meeting Of Shareholders or more than sixty (60) days prior to the date of the meeting in question by mailing a written notice, postage prepaid to each shareholder at the address thereof appearing in the share register.

12.5 All notices of General Meetings of Shareholders shall state the matters to be considered at the meeting. Without prejudice to the statutory provisions or the law relating to special decisions such as those in

respect of legal merger and amendment of the Articles of Association, — the convening notice shall state the business to be considered. In the— event a General Meeting of Shareholders is to consider an amendment – to these Articles of Association, then such shall be stated in a notice and the full text of such amendment shall be filed at the offices of the — Company for inspection by every shareholder until the conclusion of the– General Meeting of Shareholders. —

12.6 In case the address of one or more shareholders is not known, the— convocation must be published in the official gazette of the Netherlands – Antilles. —

ARTICLE 13—

13.1 Every shareholder has the right to attend any General Meeting of— Shareholders in person or by proxy, and to address the meeting. —

13.2 Each shareholder shall be entitled to one vote for each Common Share held. —

13.3 For the purpose of determining shareholders entitled to notice of and/or to vote at any General Meeting of Shareholders, or entitled to receive— payment of any dividend, or in order to make a determination of — shareholders for any other proper purpose, the Board of Directors of the Company may provide that the Register shall be closed for a stated — period but not to exceed that number of days as allowed by the laws of – the Netherlands Antilles from time to time, such number, in any case, not to exceed fifty (50) days. If the stock transfer books shall be closed for — the purpose of determining shareholders entitled to notice of or to vote at a General Meeting of Shareholders, such books shall be closed for at— least ten (10) days immediately preceding such meeting. In lieu of — closing the Register, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date to be not more than such number of days as allowed by the laws of the — Netherlands Antilles, such number, in any case, not to exceed fifty (50) – days and, in case of a General Meeting of Shareholders, not less than — twelve (12) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the Register is not – closed and no record date is fixed for the determination of shareholders – entitled to notice of or to vote at a General Meeting of Shareholders, or – shareholders entitled to receive payment of a dividend, the date on— which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any General— Meeting of Shareholders has been made as herein provided, such — determination shall apply to any adjournment thereof except where the— determination has been made through the closing of the Register and — the stated period of closing has expired.—

ARTICLE 14—

14.1 Action may be taken at any General Meeting of Shareholders without any quorum requirement.

14.2 Subject to the provisions of Articles 18, 19, and 21, an absolute majority of the votes cast shall be necessary to adopt any resolution at any General Meeting of Shareholders.

14.3 The Board of Directors shall from time to time appoint a person to preside at General Meetings of Shareholders.

14.4 At any General Meeting of Shareholders, a shareholder may vote upon all matters before the meeting, even if the decision to be taken would grant the shareholder, in a capacity other than as a shareholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

DISTRIBUTION OF PROFITS

ARTICLE 15

15.1 Before proceeding to any allocation of profits to the Common Shares, the profit made as per the approved profit and loss account, shall be reduced by the amount, possibly to be estimated, of taxes due by the Company.

15.2 The Company may distribute the profits available for distribution to the holders of the Common Share only to the extent that the amount of the equity of the Company after such distribution is at least equal to or more than the total nominal amount of the issued shares. Each Common Share is equally entitled to the profits to be distributed.

15.3 All profits allocated to the Common Shares may be reserved at the discretion of the Board of Directors. The profits so allocated and reserved to the Common Shares shall be reflected on the Company's annual balance sheet in a separate reserve account. No profits reserved by the Board of Directors pursuant to a duly adopted resolution shall be distributed to the holders of the Common Shares, unless the Board of Directors has first recommended in writing to the General Meeting of Shareholders that such a distribution be made and the General Meeting of Shareholders has duly adopted a subsequent resolution confirming the recommendation of the Board of Directors. Any such written recommendation of the Board of Directors shall specify the amount of the distribution and the date on which it is to be paid. Once profits have been reserved, the Board of Directors shall be under no obligation to recommend within any specific period of time that a distribution be made to the holders of the Common Shares; instead, such written recommendations may be made at such times and in such amounts as the Board of Directors determines in its sole discretion.

15.4 In the event that the profit and loss account shows a loss for any given year, which cannot be covered by the reserves or compensated in another manner, no profit shall be distributed in any subsequent year, as long as the loss has not been recovered.

15.5 The Board of Directors may at any time resolve to distribute one or more interim dividends, if justified by the anticipated profits of the

company, as an advance payment of the dividend expected to be declared by the General Meeting of Shareholders. The Board of Directors shall not make an interim distribution of profits unless the provision of paragraph 15.2 has been satisfied.

15.6 The dividends duly authorized to be paid on Common Shares may be claimed by the holder one month after approval of the annual accounts unless the General Meeting of Shareholders determines another period.

15.7 A dividend not claimed within a period of five years from the moment such claim may be entered shall vest in the Company.

FISCAL YEAR

ARTICLE 16

The fiscal year of the Company shall be the calendar year.

BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

ARTICLE 17

17.1 Within eight months after the end of the fiscal year of the Company, the Board of Directors shall prepare the balance sheet and profit and loss account with respect to such past financial year.. Subsequently, the balance sheet and profit and loss account shall be submitted to the shareholders for inspection and adoption at the annual General Meeting of Shareholders. From the day at which the notice of the annual General Meeting of Shareholders is sent until the close of the annual General Meeting of Shareholders, the balance sheet and profit and loss account shall be available for inspection by the shareholders at the office of the corporation, and at any additional place, if specified in the notice of such meeting.

17.2 The approval and determination of the balance sheet and profit and loss account by the annual General Meeting of Shareholders shall have the effect of acquitting and discharging the Board of Directors for their actions during the past financial year to the extent such actions appear from the balance sheet and profit and loss account or to the extent the results of such actions are clearly embodied therein.

DISPOSITION OF ASSETS

ARTICLE 18

Notwithstanding any provision of Article 14, any sale or other disposition of all or substantially all of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall be made only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganization or rearrangement of the Company, or of any of its subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets, or in the case the disposition has been approved by the Board of Directors in a board resolution and is proposed by

the Board of Directors in which case the resolution to dispose of all or substantially all of the assets of the Company shall be duly and validly adopted by a majority of the votes cast at the relevant meeting.

DISSOLUTION

ARTICLE 19

19.1 Notwithstanding any provision of Article 14, any resolution providing for the dissolution, liquidation or winding up of the Company shall be valid only if duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting, unless the dissolution, liquidation or winding-up has been approved by the Board of Directors in a board resolution and is proposed by the Board of Directors in which case, the resolution to dissolve, liquidate or wind-up of the Company shall be duly and validly adopted by a majority of the votes cast at the relevant meeting.

19.2 In the event of dissolution of the Company, the liquidation shall be effected under such provisions as the General Meeting of Shareholders shall, without prejudice to the provisions of this Article, decide.

19.3 If the profit and loss account covering the fiscal year, closing as on the date of the dissolution of the Company, shows a profit balance, this balance shall be divided in conformity with the provisions of Article 15 of these Articles of Association.

19.4 The distribution of the liquidation proceeds shall be paid to the holders of the Common Shares in proportion to their shareholding.

19.5 During ten (10) years after the end of the liquidation the books and records of the Company shall remain in the custody of the person designated for that purpose by the general meeting of shareholders.

ACTION BY SHAREHOLDERS WITHOUT MEETING

ARTICLE 20

20.1 Notwithstanding any provision of Articles 14, 18, 19 or 21, any action which by law or by these Articles of Association is required or permitted to be taken at a General Meeting of Shareholders may also be taken outside such meeting provided every person with the right to vote with regard to the proposal concerned, whether or not by any electronic means of transmission, has cast his vote. All shareholders and all Directors shall receive in due time a message with regard to the intended passing of resolutions without a meeting being held. Written notice of any action proposed to be taken under this Article shall be mailed to each shareholder at his address appearing in the Register. The vote by each shareholder must be received by the Secretary of the Company in order to be counted. Any shareholder may revoke his vote by instrument received by the Secretary of the Company on or before the date so designated, or before written consents from the holders of the absolute majority of the shares outstanding and entitled to vote have

been received by the Secretary of the Company, whichever first occurs, and not thereafter.

20.2 For the purpose of determining who is a holder of a share outstanding and entitled to vote as referred to in paragraph 1 of this Article, and who is consequently entitled to notice and to vote with respect to any action proposed to be taken under this Article, the provisions of Article 13.3 apply.

AMENDMENTS AND MERGER

ARTICLE 21

21.1 Notwithstanding any provision of Article 14, these Articles of Association may be amended only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, unless the amendment has been approved by the Board of Directors in a board resolution and is proposed by the Board of Directors in which case, the resolution to amend the Articles of Association shall be duly and validly adopted by a majority of the votes cast at the relevant meeting. The notice of the General Meeting of Shareholders at which it will be proposed to amend the Articles of Association shall have set forth the exact text of the proposed amendment or amendments or shall have stated that a copy of such text has been deposited at the office of the Company in Curacao for inspection by the shareholders of the Company, and will remain available for inspection until the conclusion of said meeting.

21.2 Notwithstanding any provision of Article 14, a resolution to merge the Company with another entity can be duly adopted at a General Meeting of Shareholders by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote, unless the amendment has been approved by the Board of Directors in a board resolution and proposed by the Board of Directors in which case, the resolution to amend the Articles of Association shall be duly and validly adopted by a majority of the votes cast at the relevant meeting.

The appearers are known to me.

The foregoing has been recorded in a single original executed in Curaçao on the date first herein mentioned.

After stating the essentials of the contents of this deed to the appearers, they declared that they have taken knowledge of the contents of this deed and that she did not wish the reading of the entire deed. Thereafter this deed has been signed by the appearers and by me, the notary, after a limited reading.

(signatures)

ISSUED FOR TRUE COPY :

END